SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



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IN THE MATTER OF                                            INITIAL CERTIFICATE
AMEREN CORPORATION, ET AL.                                  PURSUANT TO
                                                            RULE 24
File No. 70-10220

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification pursuant to Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), is filed by Ameren Corporation ("Ameren"), a registered holding company, in connection with Ameren's acquisition of all of the issued and outstanding common stock ("Common Shares") of Illinois Power Company ("Illinois Power") from Illinova Corporation ("Illinova") and the issued and outstanding shares of preferred stock ("Preferred Shares") of Illinois Power that are owned by Illinova, as authorized by order of the Securities and Exchange Commission (the "Commission") dated September 27, 2004 (the "Order"), in this proceeding (Holding Co. Act Release No. 27896). Ameren hereby certifies to the Commission pursuant to Rule 24 that, on September 30, 2004: (i) Ameren acquired the Common Shares and the Preferred Shares, together with the 20% interest in the common stock of Electric Energy, Inc. that was held by Illinova Generating Company, for $2.3 billion consisting of assumption of the existing outstanding indebtedness of Illinois Power in the amount of $1.823 billion, $100 million in cash placed into an escrow account pending resolution of certain contingent environmental obligations of Illinois Power and certain its affiliates, with the balance paid in cash, and (ii) Illinois Power entered into the Ameren System Utility Money Pool Agreement and a Fuel and Natural Gas Services Agreement with its associate company, Ameren Energy Fuels and Services Company.

     Certificates pursuant to Rule 24 with respect to completion of the other transactions authorized by the Commission in this proceeding will be filed on a quarterly basis as provided in the Order.

     A "past tense" opinion of counsel is filed as Exhibit F hereto.


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                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Ameren Corporation


                                            By: /s/ Jerre E. Birdsong
                                                     -----------------
                                            Name:   Jerre E. Birdsong
                                            Title:  Vice President and Treasurer



Dated:  October 4, 2004


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